UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No.: 333-67466
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Willis 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Willis North America Inc.
Attn: Mary Caiazzo One World Financial Center 200 Liberty Street New York, NY 10281-1003 (212) 915-8888

Willis 401(k) Retirement Savings Plan
Financial Statements as of December 31,
2006 and 2005, and for the Year Ended
December 31, 2006, Supplemental
Schedule as of December 31, 2006,
and Report of Independent Registered
Public Accounting Firm

WILLIS 401(K) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3

Notes to Financial Statements	4–7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006 —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	8–20

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS 401(K) RETIREMENT SAVINGS PLAN
By:	/s/ Susan Sztuka
Susan Sztuka
Group Director -- Human Resources Willis Group Holdings Limited

Dated: June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Benefits Committee
Willis North America Inc.
Nashville, Tennessee
We have audited the accompanying statements of net assets available for benefits of the Willis 401(k) Retirement Savings Plan (formerly Willis North America Inc. Financial Security Partnership Plan) (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Nashville, Tennessee
June 28, 2007

WILLIS 401(K) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant—directed investments — at fair value	$288,087,932	$258,273,245
Participant loans receivable	3,559,541	3,772,465
Contributions receivable	816,286	697,847
Cash	275,768	49,854

NET ASSETS AVAILABLE FOR BENEFITS — at fair value	292,739,527	262,793,411

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	890,388

NET ASSETS AVAILABLE FOR BENEFITS	$292,739,527	$263,683,799

See notes to financial statements.

WILLIS 401(K) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS:
Investment income:
Dividends	$5,070,242
Interest	2,106,719
Interest from participant loans	243,667
Net realized and unrealized appreciation in fair
value of investments	23,117,021

Total investment income	30,537,649

Contributions:
Contributions from participants	25,526,907
Contributions from employer — net of forfeitures	5,253,354

Total contributions	30,780,261

TOTAL ADDITIONS TO NET ASSETS	61,317,910

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	(32,234,202)
Plan expenses	(27,980)

TOTAL DEDUCTIONS FROM NET ASSETS	(32,262,182)

NET INCREASE	29,055,728

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	263,683,799

End of year	$292,739,527

See notes to financial statements.

WILLIS 401(K) RETIREMENT SAVINGS PLAN
(Formerly Willis North America Inc. Financial Security Partnership Plan)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006
1.	DESCRIPTION OF THE PLAN

The following description of the Willis 401(k) Retirement Savings Plan (formerly Willis North America Inc. Financial Security Partnership Plan) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Group Holdings Limited, and covers all eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Full-time and part-time employees of the Company are eligible to participate in the Plan after thirty days of service. Participants may elect to contribute between 1% and 99% of their eligible compensation as a pre-tax contribution, subject to Internal Revenue Service (“IRS”) limits. After participants have completed one year of service, Employer’s contributions are made on a full matching basis up to 3% of the employee’s annual eligible compensation. Those Employer’s matching contributions are limited to $3,000. Annual compensation shall mean the participant’s base pay plus commissions and production incentives received during the calendar year. Temporary employees are eligible for Employer matching contributions upon completion of 1,000 hours of service in their first year of employment or any Plan year following their first year of employment.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings are made daily.

At December 31, 2006, participant and employee matching contributions may be invested in any combination of the following:
Diversified Investment Advisors Stable Value Fund
Diversified Investment Advisors High Yield Bond Fund
Diversified Investment Advisors Stock Index Fund
PIMCO Total Return Fund
Baron Asset Fund
Columbia Small Cap Value Fund
Royce Value Plus Fund
Davis NY Venture Fund
Wells Fargo Advantage Mid Cap Fund
Alliance Bernstein International Value Fund
American Funds Fundamental Investments Fund
American Funds Growth Fund
Willis Stock Fund
In addition, participants have the option of transferring amounts from the above funds into a self-directed brokerage account. The Diversified Investment Advisors Stable Value Fund is fully-benefit responsive and is invested in a group annuity insurance contract (“GAIC”) with Transamerica Financial Life Insurance Company (“TFLIC”). This GAIC is the only asset of the Stable Value Fund.

Payment of Benefits — Participants are eligible for distributions upon retirement, disability, termination of service, or death. Special provisions allow for earlier distributions of participants’ contributions and earnings thereon, and vested Employer contributions and earnings thereon, as hardship withdrawals, subject to certain IRS regulations. Upon receiving a hardship withdrawal, a participant’s contributions to the Plan will automatically be suspended for a period of six months. Distributions of accounts are made in lump-sum amounts. Benefit payments requested but not yet paid totaled $0 and $668,184 at December 31, 2006 and 2005, respectively.

Vesting — A participant’s contributions and earnings thereon are immediately fully vested. Employer contributions and earnings thereon partially vest after two years of service. Employer contributions and earnings thereon fully vest after five years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies or becomes disabled, whichever occurs first.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 10.5%, which are commensurate with prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Forfeitures — Terminating participants forfeit all nonvested Employer contributions. The forfeitures are used to offset future Employer contributions. Forfeited nonvested accounts totaled $47,596 and $1,850,555 at December 31, 2006 and 2005, respectively.

Plan Termination — Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan, at any time, subject to the provisions of ERISA. Upon termination of the Plan, partial termination or complete discontinuance of the Employer’s contributions to the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her accounts in the trust fund, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments — The fair value of investments in securities and in mutual funds is based upon closing market quotations as of the last business day of the plan year. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at the outstanding loan balances. Purchases and sales of securities are recorded on a trade-date basis. The average cost method is used in determining the cost of investments sold.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits — Benefits are recorded when paid.

Recent Accounting Pronouncement — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 and 2005.

3.	INVESTMENTS

Individual investments which represent greater than 5% of the Plan’s net assets are as follows:

As of December 31, 2006:
Diversified Investment Advisors Stable Value Fund	$54,942,830
Diversified Investment Advisors Stock Index Fund	49,491,959
American Funds Fundamental Investment Fund	41,981,873
Willis Stock Fund	24,600,679
Columbia Small Cap Value Fund	18,619,560
Alliance Bernstein International Value Fund	16,739,538
Royce Value Plus Fund	14,766,040

As of December 31, 2005:
MetLife Guaranteed Fixed Income Fund	$56,289,040
MetLife Stock Market Index Guarantee Account	46,692,271
Loomis Sayles Small Cap Value Fund	15,663,948
Harris Associates — Oakmark Fund	23,885,750
Harris Associates — Oakmark Select Fund	14,530,783
Willis Stock Fund	25,656,227
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $23,117,021 as follows:

Mutual funds	$20,137,996
Common stock	2,836,963
Corporate bonds	9,272
U.S. government securities	132,790

$23,117,021

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with TFLIC. TFLIC maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 25% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. TFLIC may not terminate the contract at any amount less than contract value.

TFLIC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis.

	2006	2005
Average yields:
Based on annualized earnings(1)	4.80%	3.29%
Based on interest rate credited to participants(2)	4.80%	4.90%

(1)	Computed by dividing the annualized actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.
5.	INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated October 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. The Company filed for a new determination letter on January 31, 2007. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest include contributions from the Company and various funds managed by TFLIC, the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative expenses of the Plan not borne by participants are paid by the Company. The Company paid no such expenses in 2006.

At December 31, 2006 and 2005, the Plan held 619,508 and 660,867 shares, respectively, of common stock of Willis North America Inc., the sponsoring employer, with a fair value of $24,600,679 and $25,656,227, respectively.
7.	SUBSEQUENT EVENTS

Effective January 1, 2007, the Plan was amended to automatically enroll newly hired employees in the Plan at 3% of eligible compensation after 60 days of service. Furthermore, for employees hired on or after January 1, 2007, the Employer matching contribution was amended to be 50% of participant contributions up to a maximum of 6% of the employee’s annual eligible compensation or $6,000. For employees hired prior to January 1, 2007, the Employer matching contribution will remain at 100% of participant contributions up to a maximum of 3% of the employee’s annual eligible compensation or $3,000. Such change was made to compensate the employees hired on or after January 1, 2007 as the Willis North America Inc. Pension Plan was closed to new participants effective January 1, 2007.
******

WILLIS 401(k) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
* DIVERSIFIED INVESTMENT ADVISORS STABLE VALUE FUND		Group Annuity Insurance Contract	$54,942,830
AMERICAN FUNDS FUNDAMENTAL INVESTMENT FUNDS		Mutual Funds	6,325,217
* DIVERSIFIED INVESTMENT ADVISORS HIGH YIELD BOND		Mutual Funds	5,616,565
* DIVERSIFIED INVESTMENT ADVISORS STOCK INDEX FUND		Mutual Funds	49,491,959
* WILLIS STOCK FUND		Mutual Funds	24,600,679
BARON ASSET FUND		Mutual Funds	10,928,494
COLUMBIA SMALL CAP VALUE FUND		Mutual Funds	18,619,560
ROYCE VALUE PLUS FUND		Mutual Funds	14,766,040
DAVIS NY VENTURE FUND		Mutual Funds	12,738,144
PIMCO TOTAL RETURN FUND		Mutual Funds	12,370,623
WELLS FARGO ADVANTAGE MID CAP FUND		Mutual Funds	3,228,851
ALLIANCE BERNSTEIN INTERNATIONAL VALUE FUND		Mutual Funds	16,739,538
AMERICAN FUNDS FUNDAMENTAL INVESTMENT FUNDS		Mutual Funds	41,981,873
SCHWAB MONEY MARKET FUND		Money Market	2,324,172
CENTENNIAL BANK 4.85%	$35,000	Principal Amount Due 11/15/10	34,391
CIT BK NA 5%	$29,000	Principal Amount Due 04/18/08	28,855
CITY BANK WA N A 4.5%	$50,000	Principal Amount Due 01/26/07	49,972
FLORIDA CMNTY BK 4.6%	$50,000	Principal Amount Due 07/13/07	49,794
GMAC AUTO BK N A 5.25%	$64,000	Principal Amount Due 01/19/07	63,991
LASALLE MIDWEST 5.25%	$50,000	Principal Amount Due 03/13/07	49,975
LASALLE MIDWEST 5.35%	$41,000	Principal Amount Due 02/16/07	40,990
MORGAN STANLEY 5.15%	$79,000	Principal Amount Due 05/15/07	78,919
MORGAN STANLEY 5.25%	$15,000	Principal Amount Due 08/23/07	14,976
MORGAN STANLEY BK 5%	$41,000	Principal Amount Due 06/13/07	40,926
MORGAN STANLEY BK 5.1%	$46,000	Principal Amount Due 04/25/07	45,951
MORGAN STANLEY BK 5.1%	$20,000	Principal Amount Due 05/22/07	19,975
SHOREBANK N A 4.65%	$35,000	Principal Amount Due 12/05/08	34,526
WESTERNBANK PR NA 5.05%	$50,000	Principal Amount Due 06/20/07	49,919
1/100 BERKSHIRE HTWY CL A	100	Shares of Common Stock	109,990
3M COMPANY	48	Shares of Common Stock	3,705
A F P PROVIDA S A ADR	3,000	Shares of Common Stock	77,130
A T & T INC NEW	920	Shares of Common Stock	32,895
AASTROM BIOSCIENCES INC	1,820	Shares of Common Stock	2,239
ABBOTT LABORATORIES	500	Shares of Common Stock	24,355
ACCO BRANDS CORP	23	Shares of Common Stock	609
ACCURIDE CORPORATION	1,250	Shares of Common Stock	14,075
ADV AMER CASH ADV CENTER	204	Shares of Common Stock	2,988
AES CORP	1,200	Shares of Common Stock	26,448
AETNA INC NEW	150	Shares of Common Stock	6,477
AGERE SYSTEMS INC	32	Shares of Common Stock	613
AIR PRODS & CHEMS INC	400	Shares of Common Stock	28,139
AK STL HLDG CORP	100	Shares of Common Stock	1,690
ALCATEL LUCENT ADR	1,477	Shares of Common Stock	21,003
ALLIED CAP CORP NEW	113	Shares of Common Stock	3,709
ALLIED IRISH BKS ADR	300	Shares of Common Stock	18,234
ALNYLAM PHARMACEUTICALS	500	Shares of Common Stock	10,700
ALON USA ENERGY INC	100	Shares of Common Stock	2,638
ALPHA NATURAL RESOURCES	500	Shares of Common Stock	7,115
ALTRIA GROUP INC	350	Shares of Common Stock	30,037
AMAZON COM INC	430	Shares of Common Stock	16,968
AMERICAN CAP STRATEGIES LTD	290	Shares of Common Stock	13,415
AMERICAN EXPRESS CO	32	Shares of Common Stock	1,927
AMERICAN INTERNATIONAL GROUP	1,927	Shares of Common Stock	138,117
AMERICAN SKIING CORP	1,830	Shares of Common Stock	522
AMERICAN STANDARD COMPANIES DELAWARE	118	Shares of Common Stock	5,400
AMERIPRISE FINL INC	6	Shares of Common Stock	327
AMGEN INCORPORATED	141	Shares of Common Stock	9,632
AMR CORP DEL	75	Shares of Common Stock	2,267
ANADARKO PETROLEUM CORP	1,300	Shares of Common Stock	56,576
ANHEUSER BUSCH CO INC	54	Shares of Common Stock	2,678
ANNALY MTG MGMT INC	666	Shares of Common Stock	9,264

WILLIS 401(k) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
APACHE CORP	300	Shares of Common Stock	19,953
APPLE COMPUTER INC	488	Shares of Common Stock	15,950
APPLIED MATERIALS INC	504	Shares of Common Stock	9,307
ARADIGM CORP NEW	180	Shares of Common Stock	162
ARCH CAP GROUP LTD NEW F	200	Shares of Common Stock	13,522
ARCH COAL INC	70	Shares of Common Stock	2,113
ARCHER DANIELS MIDLAND CO	110	Shares of Common Stock	3,516
ARM HLDGS PLC ADR	100	Shares of Common Stock	730
ASTEC INDS INC	25	Shares of Common Stock	878
ATLAS MINERALS INC	18,000	Shares of Common Stock	5,040
ATMEL CORP	2,000	Shares of Common Stock	12,100
AUCXIS CORP	200	Shares of Common Stock	1
AUDIOVOX CP CL A	100	Shares of Common Stock	1,409
AUTO DATA PROCESSING	200	Shares of Common Stock	9,850
AVAYA INC	42	Shares of Common Stock	587
AXCELIS TECHNOLOGIES INC	1,000	Shares of Common Stock	5,830
AZURE DYNAMICS CORP	900	Shares of Common Stock	611
B M C SOFTWARE INC	1,240	Shares of Common Stock	39,928
BANDERA GOLD LTD	500	Shares of Common Stock	623
BANK OF AMERICA CORP	1,448	Shares of Common Stock	77,289
BARCLAYS PLC ADR	125	Shares of Common Stock	7,268
BAUSCH & LOMB INC	76	Shares of Common Stock	3,934
BAYER A G SPONSORED ADR	350	Shares of Common Stock	18,676
BB&T CORPORATION	3,487	Shares of Common Stock	153,179
BEARTOOTH PLATINUM CORP	31,000	Shares of Common Stock	2,930
BELLSOUTH CORP	100	Shares of Common Stock	4,711
BENTLEY PHARMACEUTICALS	100	Shares of Common Stock	1,017
BERKSHIRE HATHAWAY CL B	4	Shares of Common Stock	14,664
BEST RATE TRAVEL INC NEW	10	Shares of Common Stock	24
BHP BILLITON LTD ADR	710	Shares of Common Stock	28,223
BIOMARIN PHARMACEUTICAL INC	50	Shares of Common Stock	820
BIOMET	1,000	Shares of Common Stock	41,270
BIOMIRA INC	100	Shares of Common Stock	114
BIOPURE CORP CL A NEW	83	Shares of Common Stock	40
BIOSANTE PHARMA INC NEW	5,000	Shares of Common Stock	13,850
BJ SERVICES COMPANY	1,700	Shares of Common Stock	49,844
BLOUNT INTERNATIONAL INC	3,000	Shares of Common Stock	40,380
BOOTS & COOTS INTL NEW	1,500	Shares of Common Stock	3,360
BOSTON SCIENTIFIC CORP	600	Shares of Common Stock	10,308
BOTTOMLINE TECH INC.	200	Shares of Common Stock	2,290
BP PLC ADR	107	Shares of Common Stock	7,211
BRISTOL-MYERS SQUIBB CO	180	Shares of Common Stock	4,738
BROOKFIELD ASSET MGMT INC	100	Shares of Common Stock	4,818
BROOKS AUTOMATION NEW	31	Shares of Common Stock	446
BROWN & BROWN INC	400	Shares of Common Stock	11,284
BRUKER BIOSCIENCES CORP	600	Shares of Common Stock	4,506
BURLINGTON NORTHN SANTA FE CORP	35	Shares of Common Stock	2,583
C M G I INC	120	Shares of Common Stock	161
CAMECO CORP	100	Shares of Common Stock	4,045
CANADIAN ZINC CORP	400	Shares of Common Stock	296
CAPITAL BANK CORP NEW	179	Shares of Common Stock	3,107
CAPITAL ONE FINANCIAL CP	100	Shares of Common Stock	7,682
CAPSTONE MINING CORP	800	Shares of Common Stock	1,217
CARDINAL HEALTH INC	325	Shares of Common Stock	20,940
CATERPILLAR INC	90	Shares of Common Stock	5,520
CELANESE CORP	500	Shares of Common Stock	12,940
CELL GENESYS INC	5,400	Shares of Common Stock	18,306
CENTRAL FD CDA LTD	2,170	Shares of Common Stock	20,268
CENTRAL PKG CORP	25	Shares of Common Stock	450
CENVEO INC	2,500	Shares of Common Stock	53,000
CEPHALON INC	50	Shares of Common Stock	3,521
CHESAPEAKE ENERGY CORPORATION	460	Shares of Common Stock	13,363

WILLIS 401(k) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
CHESAPEAKE UTIL CORP	100	Shares of Common Stock	3,065
CHEVRON CORPORATION	175	Shares of Common Stock	12,868
CHICAGO MERCANTILE EXCH	15	Shares of Common Stock	7,646
CHINA ENERGY SVGS TECH	1,000	Shares of Common Stock	80
CHINA LIFE INS CO ADR	200	Shares of Common Stock	10,102
CHINA MEDICAL TECH ADR	500	Shares of Common Stock	13,535
CHINA MOBILE H K ADR	1,000	Shares of Common Stock	43,220
CHINA MOBILITY SOLUTIONS	333	Shares of Common Stock	37
CIRRUS LOGIC	250	Shares of Common Stock	1,720
CISCO SYSTEM INC	6,804	Shares of Common Stock	185,953
CITIGROUP INC	1,878	Shares of Common Stock	104,577
CITRIX SYSTEMS	61	Shares of Common Stock	1,650
COCA COLA COMPANY	110	Shares of Common Stock	5,301
COEUR D ALENE MINES CP	11,000	Shares of Common Stock	54,450
COMCAST CORP NEW CL A	1,037	Shares of Common Stock	43,896
COMDISCO HOLDING CO RTS	150	Shares of Common Stock	38
COMPANHIA VALE DO ADR	1,440	Shares of Common Stock	42,826
COMPUTRZD THERML IMAGING	1,100	Shares of Common Stock	22
CONAGRA FOODS INC	10	Shares of Common Stock	270
CONOCOPHILLIPS	200	Shares of Common Stock	14,390
CONSOL ENERGY INC	100	Shares of Common Stock	3,228
CONSTELLATION ENERGY PRTNR	270	Shares of Common Stock	6,882
CONTINENTAL AIRLINES CLASS B	100	Shares of Common Stock	4,125
COOPER TIRE & RUBR CO	2,300	Shares of Common Stock	32,890
CORNING INC	1,405	Shares of Common Stock	26,288
COSTCO WHSL CORP NEW	100	Shares of Common Stock	5,287
COVAD COMMUN GROUP INC	56,225	Shares of Common Stock	77,591
COVENTRY HEALTH CARE INC	50	Shares of Common Stock	2,503
CRAY INC NEW	1,100	Shares of Common Stock	13,068
CYNOSURE INC CL A	600	Shares of Common Stock	9,498
DECODE GENETICS INC	5,900	Shares of Common Stock	26,727
DELL INC	4,401	Shares of Common Stock	110,421
DELTATHREE COM	200	Shares of Common Stock	252
DENISON MINES CORP	2,700	Shares of Common Stock	27,377
DIAGEO PLC	160	Shares of Common Stock	12,690
DIANA SHIPPING INC	4,000	Shares of Common Stock	63,240
DIGENE CORP	150	Shares of Common Stock	7,188
DISCOVERY HOLDING SER A	210	Shares of Common Stock	3,379
DISNEY WALT HLDG CO	647	Shares of Common Stock	22,175
DOLLAR GEN CORP	558	Shares of Common Stock	8,969
DRESS BARN THE	100	Shares of Common Stock	2,333
DUKE ENERGY CORP NEW	3,260	Shares of Common Stock	108,265
DURA AUTO SYS INC CL A	15,000	Shares of Common Stock	7,350
E C C CAPITAL CORP	10,000	Shares of Common Stock	11,899
E C U SILVER MINING INC	1,000	Shares of Common Stock	2,973
E DIGITAL CORP	5,000	Shares of Common Stock	830
E M C CORP MASS	984	Shares of Common Stock	12,989
EAGLE BULK SHIPPING INC	2,000	Shares of Common Stock	34,680
EARTHLINK INC	100	Shares of Common Stock	710
EASTMAN KODAK COMPANY	103	Shares of Common Stock	2,661
EBAY INC	2,352	Shares of Common Stock	70,725
ECHELON CORP	1,620	Shares of Common Stock	12,960
EL PASO CORPORATION	1,500	Shares of Common Stock	22,920
ELAN CORP PLC SPON ADR	2,700	Shares of Common Stock	39,825
ELECTROGLAS	400	Shares of Common Stock	996
ENDURANCE SPECIALTY HLDG	52	Shares of Common Stock	1,902
ENERGOLD DRILLING CORP	1,800	Shares of Common Stock	2,320
ENERGY CONV DEVICES INC	25	Shares of Common Stock	850
ERICSSON TEL ADR B NEW	356	Shares of Common Stock	14,322
E-TRADE FINANCIAL CORP	7,100	Shares of Common Stock	159,182
EUROPEAN MINERALS CORP	680	Shares of Common Stock	523
EVOLVING SYSTEM INC	2,000	Shares of Common Stock	2,340

WILLIS 401(k) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
EXELON CORPORATION	140	Shares of Common Stock	8,665
EXPRESS SCRIPTS INC	50	Shares of Common Stock	3,580
EXTREME NETWORKS INC	600	Shares of Common Stock	2,514
EXXON MOBIL CORPORATION	336	Shares of Common Stock	25,749
FALCON OIL & GAS LTD	26,500	Shares of Common Stock	86,986
FANNIE MAE	30	Shares of Common Stock	1,799
FELLOWS ENERGY LTD	3,500	Shares of Common Stock	259
FIELDPOINT PETE CORP	250	Shares of Common Stock	585
FINISH LINE INC CL A	504	Shares of Common Stock	7,192
FIRST MAJESTIC SILVER CORP	550	Shares of Common Stock	2,339
FLOWSERVE CORPORATION	50	Shares of Common Stock	2,524
FORD MOTOR COMPANY NEW	425	Shares of Common Stock	3,193
FOREST OIL CORP NEW	200	Shares of Common Stock	6,536
FORTUNE BRANDS INC	100	Shares of Common Stock	8,539
FORWARD AIR CORP	200	Shares of Common Stock	5,786
FOUNDATION COAL HLDGS	70	Shares of Common Stock	2,229
FRONTLINE LTD ORD	340	Shares of Common Stock	10,829
GASCO ENERGY INC	1,500	Shares of Common Stock	3,675
GATEWAY INC	1,500	Shares of Common Stock	3,015
GEMSTAR TV GUIDE INTL	300	Shares of Common Stock	1,203
GENERAL ELECTRIC COMPANY	3,538	Shares of Common Stock	131,632
GENERAL MOTORS CORP	111	Shares of Common Stock	3,405
GENTA INC NEW	20	Shares of Common Stock	9
GEOVAX LABS INC	750	Shares of Common Stock	170
GETTY REALTY CORP NEW	190	Shares of Common Stock	5,859
GLENCAIRN GOLD CORP	2,150	Shares of Common Stock	1,054
GLOBAL ALUMINA PRODS CORP	11,000	Shares of Common Stock	12,980
GLOBALSTAR TELECOM ORD	50	Shares of Common Stock	1
GOOGLE INC CLASS A	342	Shares of Common Stock	157,484
GRAFTECH INTERNATIONAL	80	Shares of Common Stock	554
GRANITE CONSTR INC	225	Shares of Common Stock	11,322
GREEN DOLPHIN SYS CP NEW	83	Shares of Common Stock	2
GREY WOLF INC	500	Shares of Common Stock	3,430
GYMBOREE CORPORATION	533	Shares of Common Stock	20,339
HALLIBURTON CO HLDG CO	535	Shares of Common Stock	16,612
HANESBRANDS INC	—	Shares of Common Stock	—
HARLEY DAVIDSON	100	Shares of Common Stock	7,047
HARMONIC INC	8,000	Shares of Common Stock	58,160
HARRIS & HARRIS	1,000	Shares of Common Stock	12,090
HDFC BANK LIMITED ADR	80	Shares of Common Stock	6,038
HEADWATERS INC	1,000	Shares of Common Stock	23,960
HEALTHSOUTH CORP NEW	3,080	Shares of Common Stock	69,762
HEIDRICK & STRUGGLES INTL INC	750	Shares of Common Stock	31,770
HELMERICH & PAYNE INC	100	Shares of Common Stock	2,447
HEWLETT-PACKARD COMPANY	483	Shares of Common Stock	19,887
HOLOGRAPHIC STORAGE LTD	1	Shares of Common Stock	1
HOME DEPOT INC	683	Shares of Common Stock	27,425
HUDSON CITY BANCORP INC	100	Shares of Common Stock	1,388
HUMAN GENOME SCIENCES	50	Shares of Common Stock	622
ICON PLC SPON ADR	2	Shares of Common Stock	75
IDEARC INC	30	Shares of Common Stock	860
IMAGING DIAGNOSTIC SYS	21,000	Shares of Common Stock	1,974
IMMUCOR INC	930	Shares of Common Stock	27,184
IMPACT SILVER CORP	1,500	Shares of Common Stock	2,385
INFOCUS CORP	1,000	Shares of Common Stock	2,670
INGERSOLL RAND CO CL A F	200	Shares of Common Stock	7,826
INTEL CORP	7,203	Shares of Common Stock	145,857
INTERIORS INCCL A	25,709	Shares of Common Stock	18
INTERPHARM HOLDINGS INC	1,000	Shares of Common Stock	2,090
INTL BUSINESS MACHINES	566	Shares of Common Stock	55,015
INTUIT	100	Shares of Common Stock	3,051
INVESTORS BANCORP INC	400	Shares of Common Stock	6,292

WILLIS 401(k) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
IOMAI CORPORATION	100	Shares of Common Stock	498
IOMEGA CORP NEW	120	Shares of Common Stock	424
IRIS INTERNATIONAL INC	150	Shares of Common Stock	1,898
ISCO INTERNATIONAL INC	53,770	Shares of Common Stock	18,282
ISIS PHARMACEUTICALS	600	Shares of Common Stock	6,672
J P MORGAN CHASE & CO	582	Shares of Common Stock	28,130
JAMES HARDIE INDS ADR	1,000	Shares of Common Stock	37,760
JDS UNIPHASE CORP NEW	1,792	Shares of Common Stock	29,855
JOHNSON & JOHNSON	570	Shares of Common Stock	37,635
JOS A BANK CLOTHIERS INC	233	Shares of Common Stock	6,839
JOY GLOBAL INC	50	Shares of Common Stock	2,417
JUNIPER NETWORKS INC	480	Shares of Common Stock	9,091
KEYSPAN CORP	117	Shares of Common Stock	4,809
KNIGHT CAP GROUP INC	300	Shares of Common Stock	5,751
KRISPY KREME DOUGHNUTS INC	500	Shares of Common Stock	5,550
L INTL COMPUTERS	200	Shares of Common Stock	152
L-1 IDENTITY SOLUTIONS INC	1,413	Shares of Common Stock	21,379
LABOR READY INC NEW	150	Shares of Common Stock	2,750
LABORATORY CP OF AMER HLDG NEW	450	Shares of Common Stock	33,062
LAMSON & SESSIONS CO	100	Shares of Common Stock	2,426
LAS VEGAS SANDS CORP	70	Shares of Common Stock	6,264
LEHMAN BROS HLDGS INC	100	Shares of Common Stock	7,812
LEVEL 3 COMMUNICATIONS INC	1,500	Shares of Common Stock	8,400
LIFECELL CORP	310	Shares of Common Stock	7,483
LILLY ELI & COMPANY	450	Shares of Common Stock	23,445
LIMITED INC	123	Shares of Common Stock	3,558
LINDSAY MFG CO	750	Shares of Common Stock	24,488
LITHIUM TECH CORP NEW	1,000	Shares of Common Stock	25
LOWES COMPANIES	450	Shares of Common Stock	14,018
LSI LOGIC CORP	100	Shares of Common Stock	900
LUMINEX CORP DEL	2,970	Shares of Common Stock	37,719
M D U RESOURCES GROUP INC	529	Shares of Common Stock	13,564
MARAKAND MINERALS ORD	20,000	Shares of Common Stock	2,594
MARINER ENERGY INC	161	Shares of Common Stock	3,156
MARKEL CORP HOLDING CO	22	Shares of Common Stock	10,562
MARSH & MCLENNAN COS INC	194	Shares of Common Stock	5,948
MARTHA STEWART LVNG OMNI	100	Shares of Common Stock	2,190
MATRITECH INC	100	Shares of Common Stock	67
MATTEL INCORPORATED	222	Shares of Common Stock	5,032
MCDATA CORPORATION CL A	2	Shares of Common Stock	11
MCDONALDS CORP	2	Shares of Common Stock	83
MEADOWBROOK INS GROUP	103	Shares of Common Stock	1,020
MEDCOHEALTH SOLUTIONS	40	Shares of Common Stock	2,138
MEMC ELECTRONIC MATERIALS	100	Shares of Common Stock	3,914
MERCK & CO INC	1,200	Shares of Common Stock	52,340
MERRILL LYNCH & CO INC	400	Shares of Common Stock	37,240
METROPOLITAN HEALTH NETWORKS INC	2,000	Shares of Common Stock	6,120
MICROAGE INC	1,000	Shares of Common Stock	3
MICRON TECHNOLOGY INC	200	Shares of Common Stock	2,792
MICROSOFT CORP	7,197	Shares of Common Stock	214,894
MICROVISION INC WA	1,000	Shares of Common Stock	3,190
MILACRON INC	352	Shares of Common Stock	282
MILLENNIUM CELL INC	5,000	Shares of Common Stock	4,700
MILLENNIUM PHARMACTCLS	450	Shares of Common Stock	4,905
MINEFINDERS LTD	200	Shares of Common Stock	1,780
MINERA ANDES INC	4,000	Shares of Common Stock	5,240
MIRAMAR MNG CORP	5,000	Shares of Common Stock	22,600
MITTAL STEEL NV A NY CO	400	Shares of Common Stock	16,872
MOLEX INC	900	Shares of Common Stock	24,930
MONSANTO CO NEW DEL	1,000	Shares of Common Stock	52,530
MONTPELIER RE HLDGS LTD	100	Shares of Common Stock	1,868
MOODYS CORP	80	Shares of Common Stock	5,525

WILLIS 401(k) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
MOTOROLA INCORPORATED	1,673	Shares of Common Stock	34,401
MUELLER WATER PRODS BXXX	594	Shares of Common Stock	8,851
MULTIMEDIA GAMES INC	1,000	Shares of Common Stock	9,600
NABI BIOPHARMACEUTICALS	50	Shares of Common Stock	339
NATL SCIENTIFIC CORP	250	Shares of Common Stock	5
NETFLIX INC	50	Shares of Common Stock	1,293
NINTENDO LTD ADR	2,000	Shares of Common Stock	64,831
NOKIA CORP SPON ADR F	575	Shares of Common Stock	11,684
NORTEL NETWORKS CP NEW	100	Shares of Common Stock	2,673
NORTHPOINT COMMUN HLDGS	1,800	Shares of Common Stock	3
NUANCE COMMUNICATIONS INC	3,000	Shares of Common Stock	34,380
NUTRACEUTICAL INTL CORP	100	Shares of Common Stock	1,531
NVIDIA CORP	100	Shares of Common Stock	3,701
OAKWOOD HOMES CORP NEW	200	Shares of Common Stock	3
OBN HOLDINGS INC	2,000	Shares of Common Stock	160
ONLINE RES & COMM CORP	20,000	Shares of Common Stock	204,200
ORACLE CORPORATION	3,820	Shares of Common Stock	65,475
OSISKO EXPLORATION	120	Shares of Common Stock	1,142
OXUS GOLD PLC WEF ORD	200,000	Shares of Common Stock	152,660
PACIFIC CONTINENTAL CORP	10,000	Shares of Common Stock	194,500
PACIFIC ETHANOL INC	300	Shares of Common Stock	4,617
PACIFICNET INC NEW	1,000	Shares of Common Stock	6,051
PALATIN TECHNOLOGIES NEW	100	Shares of Common Stock	204
PALM INC	48	Shares of Common Stock	676
PALMAREJO SILVER & GOLD	230	Shares of Common Stock	1,717
PAN AMERICAN SILVER CP F	200	Shares of Common Stock	5,034
PATTERSON UTI ENERGY INC	100	Shares of Common Stock	2,323
PCCW LIMITED NEW ORD	180	Shares of Common Stock	109
PENN TREATY AMERN CP NEW	75	Shares of Common Stock	577
PEPSI BOTTLING GROUP INC	25	Shares of Common Stock	765
PEPSICO INC	212	Shares of Common Stock	13,269
PETROBAS ENERGIA ADR	12,500	Shares of Common Stock	152,375
PETROCHINA CO ADR	50	Shares of Common Stock	7,039
PETROLEO BRASILEIRO ADR	500	Shares of Common Stock	51,495
PFIZER INCORPORATED	5,976	Shares of Common Stock	154,778
PIEDMONT NAT GAS CO	285	Shares of Common Stock	7,624
PIPER JAFFRAY COS NEW	1	Shares of Common Stock	65
PLATINUM UNDERWRITERS	900	Shares of Common Stock	27,846
PLUG POWER INC	125	Shares of Common Stock	486
POLYCOM	1,350	Shares of Common Stock	41,729
PPG INDS INC	360	Shares of Common Stock	23,135
PRB GAS TRANSPORTATION	10,000	Shares of Common Stock	33,322
PRESCIENT APPLIED INTELL	10	Shares of Common Stock	1
PROCTER & GAMBLE CO	367	Shares of Common Stock	23,567
PROLOGIS TRUST REIT	135	Shares of Common Stock	8,204
QUALCOMM INC	716	Shares of Common Stock	27,057
QUALMARK CORP	400	Shares of Common Stock	580
RAMBUS INC DEL	484	Shares of Common Stock	9,162
RAMTRON INTL CORP NEW	1,500	Shares of Common Stock	5,595
RAYTHEON COMPANY NEW	337	Shares of Common Stock	17,812
REDHAT INC	335	Shares of Common Stock	7,705
REPUBLIC BANCORP INC	0	Shares of Common Stock	2
REPUBLIC BANCORP INC XXX	7,439	Shares of Common Stock	100,129
RESEARCH IN MOTION LTD	226	Shares of Common Stock	28,878
RESIN SYSTEMS INC	2,400	Shares of Common Stock	1,680
REVLON CLASS A	150	Shares of Common Stock	192
REVLON INC 07 RTS	150	Shares of Common Stock	8
REYNOLDS AMERICAN INC	100	Shares of Common Stock	6,547
RF MICRO DEVICES INC	1,000	Shares of Common Stock	6,790
RITE AID CORPORATION	100	Shares of Common Stock	544
ROCKWELL COLLINS INC	9	Shares of Common Stock	570
ROCKWELL INTL CORP NEW	9	Shares of Common Stock	550

WILLIS 401(k) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
ROWAN COMPANIES	720	Shares of Common Stock	23,904
ROYAL GOLD INC	500	Shares of Common Stock	17,990
RUTH’S CHRIS STEAK HOUSE	1,000	Shares of Common Stock	18,280
S1 CORPORATION	382	Shares of Common Stock	2,105
SABINA SILVER CORP	900	Shares of Common Stock	1,694
SAFEGUARD SCIENTIFIC INC	1,000	Shares of Common Stock	2,420
SAFEWAY	94	Shares of Common Stock	3,249
SANGUINE CORP	4,000	Shares of Common Stock	360
SARA LEE CORP	295	Shares of Common Stock	5,024
SCHEIN HENRY INC	244	Shares of Common Stock	11,951
SCHERING PLOUGH CORP	47	Shares of Common Stock	1,111
SCHLUMBERGER LTD	360	Shares of Common Stock	22,738
SCOR ADR	2,230	Shares of Common Stock	6,623
SCORPIO MINING CORP	1,400	Shares of Common Stock	1,949
SEA CONTAINERS LTD CL A	7,700	Shares of Common Stock	5,390
SEACOAST BK CORP FLA	100	Shares of Common Stock	2,480
SEALY CORP	400	Shares of Common Stock	5,900
SEMPRA ENERGY	100	Shares of Common Stock	5,604
SHIP FINANCE INTERNATIONAL	17	Shares of Common Stock	404
SILICON GRAPHICS	1,000	Shares of Common Stock	17
SILICON STORAGE TECH	3,930	Shares of Common Stock	17,724
SILVER STD RES INC	50	Shares of Common Stock	1,537
SILVER WHEATON CORP	1,000	Shares of Common Stock	10,480
SIMON PPTY GROUP INC NEW	70	Shares of Common Stock	7,090
SIMTEK CORPORATION NEW	1,000	Shares of Common Stock	4,650
SIRF TECHNOLOGY HOLDINGS	50	Shares of Common Stock	1,276
SIRIUS SATELLITE RADIO	439	Shares of Common Stock	1,554
SIX FLAGS INC	400	Shares of Common Stock	2,096
SMAVE SOLUTIONS INC	15	Shares of Common Stock	8
SOLECTRON CORP DEL	11,000	Shares of Common Stock	35,420
SOMANETICS CORP NEW	150	Shares of Common Stock	3,431
SONICBLUE INC	700	Shares of Common Stock	1
SONY CORP ADR	100	Shares of Common Stock	4,283
SOUTHERN CO	587	Shares of Common Stock	21,639
SOUTHWEST AIRLS CO	1,561	Shares of Common Stock	23,920
SOUTHWESTERN ENERGY CO	275	Shares of Common Stock	9,639
ST JOE CORPORATION	146	Shares of Common Stock	7,811
ST PAUL TRAVELERS COS	38	Shares of Common Stock	2,045
STARBUCKS CORP	662	Shares of Common Stock	23,448
STEEL DYNAMICS INC	194	Shares of Common Stock	6,295
STERICYCLE INC	100	Shares of Common Stock	7,550
STEWART ENTERPRISES CLASS A	206	Shares of Common Stock	1,288
STRATA OIL & GAS INC	100	Shares of Common Stock	225
SUN MICROSYSTEMS INC	4,498	Shares of Common Stock	24,379
SUNTRUST BANKS INC	200	Shares of Common Stock	16,890
SUPERCONDUCTOR TECHS NEW	100	Shares of Common Stock	177
SUPERVALU INC	75	Shares of Common Stock	2,681
SUR AMERICAN GLOD CORP	500	Shares of Common Stock	153
SUREBEAM CORP	600	Shares of Common Stock	2
SYKES ENTERPRISES INC	5,580	Shares of Common Stock	98,431
SYMANTEC CORP	500	Shares of Common Stock	10,425
SYMMETRY MEDICAL INC	310	Shares of Common Stock	4,287
SYNTEL INC	2,000	Shares of Common Stock	53,600
SYNTROLEUM CORP	1,200	Shares of Common Stock	4,152
T J X COS INC	104	Shares of Common Stock	2,980
TANZANIAN ROYALTY EXPL	17,992	Shares of Common Stock	107,052
TARGET CORPORATION	454	Shares of Common Stock	25,886
TECHNITROL	698	Shares of Common Stock	16,675
TELULAR CORP	15,000	Shares of Common Stock	54,750
TELUS CORP NON VTG	100	Shares of Common Stock	4,467
TEVA PHARMACEUTICAL INDUSTRIES	700	Shares of Common Stock	21,756
TEXAS INSTRUMENTS INC	232	Shares of Common Stock	6,692

WILLIS 401(k) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
THE HERSHEY COMPANY	22	Shares of Common Stock	1,084
TIDEWATER INC/CITIZEN CERTIFICATES	200	Shares of Common Stock	9,672
TIME WARNER INC	1,144	Shares of Common Stock	24,910
TIVO INC	100	Shares of Common Stock	512
TOYOTA MOTOR CP ADR NEW	50	Shares of Common Stock	6,716
TRANSOCEAN SEDCO FOREX F	360	Shares of Common Stock	29,120
TRANSWITCH CORP	1,000	Shares of Common Stock	1,400
TRC COS INC	105	Shares of Common Stock	905
TRENWICK GROUP LTD	700	Shares of Common Stock	1
TRINITY INDS INC	200	Shares of Common Stock	7,040
TRUSTCO BANK CORP N Y	549	Shares of Common Stock	6,105
TYCO INTL LTD NEW	839	Shares of Common Stock	25,518
ULTRA PETROLEUM CORP	100	Shares of Common Stock	4,774
UNICAPITAL CORP	2,000	Shares of Common Stock	2
UNITED NATURAL FOODS INC	80	Shares of Common Stock	2,874
UNITED PARCEL SERVICE B	271	Shares of Common Stock	20,296
UNITED STATES STEEL CORP	150	Shares of Common Stock	11,001
UNITED SURGICAL PARTNERS	725	Shares of Common Stock	20,554
UNITED TECHNOLOGIES CORP	218	Shares of Common Stock	13,657
UNITEDHEALTH GROUP INC	240	Shares of Common Stock	12,895
UNIVERSAL DISPLAY CORP	100	Shares of Common Stock	1,501
URASIA ENERGY LTD	2,000	Shares of Common Stock	9,229
US BANCORP DEL NEW	290	Shares of Common Stock	10,495
US BIOTEC INC	11,700	Shares of Common Stock	1,112
US LEC CORPCL A	100	Shares of Common Stock	931
USG CORP NEW	40	Shares of Common Stock	2,192
VALERO ENERGY CORP NEW	804	Shares of Common Stock	41,141
VARIAN MED SYS	400	Shares of Common Stock	19,028
VAXGEN INC	100	Shares of Common Stock	190
VERISIGN INC	1,170	Shares of Common Stock	28,139
VERIZON COMMUNICATIONS	627	Shares of Common Stock	23,355
VESTA INS GROUP	216	Shares of Common Stock	1
VISHAY INTERTECHNOLOGY	400	Shares of Common Stock	5,416
VOTORANTM CEL & PAP ADR	400	Shares of Common Stock	7,844
WACHOVIA CORP NEW	167	Shares of Common Stock	9,511
WAL-MART STORES INC	698	Shares of Common Stock	32,227
WALTER INDS INC	360	Shares of Common Stock	9,738
WATSON PHARMACEUTICALS	550	Shares of Common Stock	14,317
WELLPOINT INC	222	Shares of Common Stock	17,469
WELLS FARGO & CO NEW	720	Shares of Common Stock	25,603
WESTERN COPPER CORP	80	Shares of Common Stock	83
WESTERN REFNG INC	2,505	Shares of Common Stock	63,765
WESTPOINT STEVENS	201	Shares of Common Stock	1
WHOLE FOODS MKT INC	109	Shares of Common Stock	5,094
WILLIAMS CO. INC.	900	Shares of Common Stock	23,508
WILLIS GROUP HOLDINGS	1,735	Shares of Common Stock	68,897
WRIGLEY WM JR CO	26	Shares of Common Stock	1,337
WRIGLEY WM JR CO CL B	6	Shares of Common Stock	308
WYETH	350	Shares of Common Stock	17,822
XEROX CORP	200	Shares of Common Stock	3,390
XM SATELLITE RADIO HLDGS	85	Shares of Common Stock	1,228
YAHOO! INC	48	Shares of Common Stock	1,226
YAMANA GOLD INC	130	Shares of Common Stock	1,713
ZIMMER HOLDINGS INC	8	Shares of Common Stock	627
ZIXIT CORP	20	Shares of Common Stock	24
U S TREAS STRIP	$15,000	Principal Amount Due 02/15/07	14,923
U S TREAS STRIP	$12,000	Principal Amount Due 02/15/09	10,862
U S TREAS STRIP	$12,000	Principal Amount Due 11/15/07	11,498
U S TREAS STRIP	$12,000	Principal Amount Due 11/15/08	10,974
U S TREAS STRIP	$31,000	Principal Amount Due 11/15/09	27,140
U S TREAS STRIP	$12,000	Principal Amount Due 11/15/11	9,791
U S TREAS STRIP	$12,000	Principal Amount Due 11/15/12	9,156

WILLIS 401(k) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
U S TREAS STRIP	$12,000	Principal Amount Due 11/15/13	8,734
U S TREAS STRIP	$12,000	Principal Amount Due 02/15/08	11,359
U S TREAS STRIP	$12,000	Principal Amount Due 02/15/10	10,378
U S TREAS STRIP	$12,000	Principal Amount Due 02/15/11	9,945
U S TREAS STRIP	$12,000	Principal Amount Due 02/15/12	9,488
U S TREAS STRIP	$12,000	Principal Amount Due 02/15/13	9,056
U S TREAS STRIP	$12,000	Principal Amount Due 02/15/14	8,625
U S TREAS STRIP	$12,000	Principal Amount Due 05/15/07	11,783
U S TREAS STRIP	$12,000	Principal Amount Due 05/15/08	11,216
U S TREAS STRIP	$12,000	Principal Amount Due 05/15/09	10,736
U S TREAS STRIP	$12,000	Principal Amount Due 05/15/10	10,264
U S TREAS STRIP	$12,000	Principal Amount Due 05/15/11	9,893
U S TREAS STRIP	$12,000	Principal Amount Due 05/15/12	9,448
U S TREAS STRIP	$12,000	Principal Amount Due 05/15/13	8,934
U S TREAS STRIP	$12,000	Principal Amount Due 08/15/07	11,644
U S TREAS STRIP	$12,000	Principal Amount Due 08/15/08	11,104
U S TREAS STRIP	$12,000	Principal Amount Due 08/15/09	10,616
U S TREAS STRIP	$12,000	Principal Amount Due 08/15/11	9,720
U S TREAS STRIP	$12,000	Principal Amount Due 08/15/12	9,278
U S TREAS STRIP	$12,000	Principal Amount Due 08/15/13	8,848
U S TREAS STRIP	$12,000	Principal Amount Due 11/15/10	10,046
U S TREAS STRIP	$12,000	Principal Amount Due 08/15/10	10,144
ABERDEEN ASIA PAC INCOME	2,213	Mutual Funds	13,765
AIM CONSTELLATION FUND	2,236	Mutual Funds	58,628
AIM TECHNOLOGY FUND	210	Mutual Funds	5,996
AL FRANK FUND	390	Mutual Funds	12,808
ALLIANCEBERNSTEIN INTL VALUE CL A	2,126	Mutual Funds	47,627
ALLIANZ RCM BIOTECHNOLOGY FUND CL D	465	Mutual Funds	11,678
ALLIANZ RCM HEALTHCARE FD CL D	227	Mutual Funds	5,085
ALLIANZ RCM TECHNOLOGY FD CL D	756	Mutual Funds	30,500
ALPINE DYNAMIC DIVIDEND FUND	909	Mutual Funds	11,760
AMERICAN BEACON INTL EQT PLAN AHEAD	444	Mutual Funds	10,507
AMERICAN CENTURY GOVERNMENT BOND	3,807	Mutual Funds	39,667
AMERICAN CENTURY INTL GROWTH INV	1,191	Mutual Funds	14,915
AMERICAN INVESTMENT CO OF AMERICA	43	Mutual Funds	1,452
ARTISAN INTERNATIONAL FUND	617	Mutual Funds	17,901
BARON ASSET FUND	229	Mutual Funds	13,695
BLACK OAK EMERGING TECHNOLOGY	2,232	Mutual Funds	5,045
BOSTON PROPERTIES INC	65	Mutual Funds	7,272
CALAMOS GROWTH FD CL A	1,152	Mutual Funds	62,082
CAMBIAR OPPORTUNITY PORT INV CL	1,053	Mutual Funds	21,389
CAPITAL INCOME BUILDER	344	Mutual Funds	20,996
CGM REALTY FUND	638	Mutual Funds	17,261
CHASE GROWTH FUND	219	Mutual Funds	4,157
COHEN & STEERS REALTY SHARES	86	Mutual Funds	7,709
COLUMBIA REAL ESTATE EQUITY FD CL Z	2,239	Mutual Funds	61,021
COLUMBIA TECHNOLOGY FUND CLASS Z	687	Mutual Funds	7,023
CREDIT SUISSE GLOBAL SMALL CAP FUND	385	Mutual Funds	9,331
DELAFIELD FUND	260	Mutual Funds	6,657
DELAWARE SMALL CAP VALUE FUND CL A	171	Mutual Funds	6,556
DEVL DIVERSIFIED RLTY	160	Mutual Funds	10,081
DFA EMERGING MRKTS CORE EQUITY PORT	548	Mutual Funds	8,539
DFA INTERNATIONAL VALUE PORTFOLIO	615	Mutual Funds	14,215
DFA INTL SMALL CAP VALUE PORTFOLIO	163	Mutual Funds	3,434
DFA INTL SMALL CO PORTFOLIO FUND	235	Mutual Funds	4,541
DFA REAL-ESTATE SECURITIES PORTFOLIO	1,968	Mutual Funds	62,964
DFA U S LARGE CAP VALUE PORTFOLIO	3,616	Mutual Funds	91,303
DFA U S LARGE COMPANY PORTFOLIO	252	Mutual Funds	10,459
DFA US MICRO CAP PORT	999	Mutual Funds	15,683
DFA US SMALL CAP VALUEPORT	1,640	Mutual Funds	48,438
DODGE & COX INCOME FUND	1,486	Mutual Funds	18,679
DODGE & COX INTL STOCK FD	1,034	Mutual Funds	45,140

WILLIS 401(k) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
DODGE & COX STOCK FUND	222	Mutual Funds	34,115
EATON VANCE FLOATING RATE HIGH INC	1,423	Mutual Funds	13,820
EATON VANCE WORLDWIDE HEALTH SCIENCE	2,792	Mutual Funds	31,574
EXCELSIOR EMERGING MARKETS FUND	949	Mutual Funds	13,443
EXCELSIOR ENERGY & NAT RESOURCES	394	Mutual Funds	8,519
EXCELSIOR VAL & RESTRUCT. FD	1,285	Mutual Funds	67,526
FBR GAS UTILITY INDEX FUND	4	Mutual Funds	78
FBR SMALL CAP FINANCIAL FUND	433	Mutual Funds	12,541
FEDERATED US GOVT SECS 2-5 INSTL	2,012	Mutual Funds	21,846
FIDELITY CANADA FUND	806	Mutual Funds	38,858
FIDELITY CAP APPREC FUND	463	Mutual Funds	12,561
FIDELITY CONTRA FUND	465	Mutual Funds	30,297
FIDELITY DEVONSHIRE TR	1,085	Mutual Funds	20,476
FIDELITY FUND	245	Mutual Funds	8,792
FIDELITY INTERNATIONAL DISCOVERY FD	883	Mutual Funds	33,500
FIDELITY LATIN AMER FUND	918	Mutual Funds	41,065
FIDELITY SELECT BROKERAGE & INVT MGT	212	Mutual Funds	15,706
FIDELITY SELECT DEVELOPING COMM	55	Mutual Funds	1,131
FIDELITY SELECT HEALTH CARE	57	Mutual Funds	7,159
FIDELITY SELECT SOFTWARE & COMPUTER	39	Mutual Funds	2,558
FIDELITY SELECT TELECOMMUNICATIONS	30	Mutual Funds	1,448
FIDELITY SLCT DEFENSE & AEROSPACE	141	Mutual Funds	11,521
FIRST AMERICAN SMALL CAP GROWTH	247	Mutual Funds	4,812
FIRST AMERICAN SMALL MID CAP CORE	24	Mutual Funds	235
FIRST EAGLE GLOBAL FUND	2,589	Mutual Funds	118,565
FIRST EAGLE OVERSEAS FUND	1,671	Mutual Funds	41,916
FIRSTHAND TECHNOLOGY VALUE FD	416	Mutual Funds	15,004
FMI LARGE CAP FUND	690	Mutual Funds	10,480
FORWARD EMERALD BANKING& FIN CL A	199	Mutual Funds	5,729
FRIEDMAN BILLINGS GP NEW	1,260	Mutual Funds	10,080
FUNDAMENTAL INVESTORS FD CL F	541	Mutual Funds	21,674
GABELLI EQUITY INCOME FUNDS	1,469	Mutual Funds	30,945
GAMCO GOLD FUND CL AAA	154	Mutual Funds	3,845
GATEWAY FUND	190	Mutual Funds	5,131
HARBOR SMALL-CAP GROWTH FUND INV CL	294	Mutual Funds	3,677
HARBOR SMALL-CAP VALUE	239	Mutual Funds	5,064
HARDING LOEVNER EMERGING MARKETS	553	Mutual Funds	24,742
HARTFORD GROWTH OPPORTUNITIES FD	1,318	Mutual Funds	37,903
HENNESSY CORNERSTONE VALUE FD	501	Mutual Funds	7,641
HODGES FUND	1,486	Mutual Funds	38,550
HUSSMAN STRATEGIC GROWTH	1,195	Mutual Funds	18,684
ICON ASIA REGIONAL FUND	765	Mutual Funds	11,118
ICON ENERGY FD	330	Mutual Funds	10,461
ICON LONG-SHORT FUND CL I	989	Mutual Funds	17,345
INST’L SLCT S&P 500 INDEX	5,845	Mutual Funds	65,343
INVESTMENT CO OF AMERICA R5	668	Mutual Funds	22,375
ISHARES SILVER TR	35	Mutual Funds	4,502
ISTAR FINANCIAL INC	289	Mutual Funds	13,840
IVY GLOBAL NATURAL RESOURCES FUND	1,168	Mutual Funds	34,855
JANUS BALANCED FUND	1	Mutual Funds	35
JANUS FUND	345	Mutual Funds	9,703
JANUS GROWTH & INCOME FUND	1,507	Mutual Funds	57,674
JANUS MID CAP VALUE INV SHARES	290	Mutual Funds	6,914
JANUS RESEARCH FUND	528	Mutual Funds	13,164
JANUS WORLDWIDE FUND	175	Mutual Funds	8,807
JENSEN PORTFOLIO CLASS J	245	Mutual Funds	6,611
JULIUS BAER GLOBAL EQUITY FD CL A	291	Mutual Funds	11,747
KEELEY SMALL CAP VALUE FUND	1,020	Mutual Funds	26,601
LEUTHOLD CORE INVESTMENT FUND	356	Mutual Funds	6,677
LEXINGTON REALTY TRUST	59	Mutual Funds	1,323
LOOMIS SAYLES BOND FUND CL R	1,472	Mutual Funds	20,973
MANAGERS VALUE FUND	2,772	Mutual Funds	77,556

WILLIS 401(k) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
MATTHEWS INDIA FUND	1,336	Mutual Funds	20,640
MATTHEWS PACIFIC TIGER FD	540	Mutual Funds	12,808
MERIDIAN GROWTH FUND	311	Mutual Funds	12,198
MUHLENKAMP FD	76	Mutual Funds	6,600
MUTUAL DISCOVERY FUND CLASS A	486	Mutual Funds	14,667
NB FOCUS FD	97	Mutual Funds	3,064
NB INTERNATIONAL FD INV CLASS	957	Mutual Funds	23,428
NEW PERSPECTIVE FUND	56	Mutual Funds	1,771
NEWCASTLE INVESTMENT CP	125	Mutual Funds	3,912
OAK VALUE FUND	231	Mutual Funds	6,496
OAKMARK EQUITY INCOME FD	100	Mutual Funds	2,590
PARADIGM FUND	443	Mutual Funds	11,422
PARNASSUS EQUITY INCOME FD	218	Mutual Funds	5,408
PAYDEN VALUE LEADERS FUND	294	Mutual Funds	3,902
PERMANENT PORTFOLIO	157	Mutual Funds	5,096
PERRITT MICRO CAP OPPORTUNITIES FUND	223	Mutual Funds	6,782
PIMCO COMMODITY REAL RETURN INSTL	417	Mutual Funds	5,816
PIMCO CORPORATE OPPTY FD	173	Mutual Funds	2,951
PIMCO EMERGING MARKETS BOND FD CL D	576	Mutual Funds	6,366
PIMCO REAL RETURN FD CL D	1,870	Mutual Funds	19,912
PIN OAK AGGRESSIVE STOCK	129	Mutual Funds	2,812
PIONEER CULLEN VALUE FUND CL A	643	Mutual Funds	12,861
PIONEER HIGH YIELD FD CL A	280	Mutual Funds	3,032
PLUM CREEK TIMBER CO	210	Mutual Funds	8,369
POWERSHARES EXCH TRAD FD TR	800	Mutual Funds	15,168
PRIMEWEST ENERGY TR NEW	79	Mutual Funds	1,459
PROFUNDSULTRA BULL FD	71	Mutual Funds	5,026
PRUDENT BEAR FUND	879	Mutual Funds	5,010
QUAKER STRATEGIC GROWTH FD CL A	465	Mutual Funds	10,334
ROYCE FUND PREMIER SERIES	3,301	Mutual Funds	58,294
ROYCE PENNSYLVANIA MUTUAL FUND	799	Mutual Funds	9,244
ROYCE VALUE PLUS FUND	1,213	Mutual Funds	17,089
RS DIVERSIFIED GROWTH FUND	158	Mutual Funds	3,802
RS EMERGING GROWTH FUND	408	Mutual Funds	14,562
RS GLOBAL NATURAL RESOURCES FUND	218	Mutual Funds	6,713
RS INTERNET AGE FUND	1,252	Mutual Funds	9,950
SCHWAB HEALTH CARE FUND	609	Mutual Funds	9,156
SCHWAB HEDGED EQUITY FD INV SHS	877	Mutual Funds	13,911
SCHWAB PREMIER EQUITY	6,814	Mutual Funds	88,109
SCHWAB SMALL CAP INDEX FUND	399	Mutual Funds	9,350
SCHWAB SMALL CAP INDEX SELECT	571	Mutual Funds	13,408
SCHWAB TOTAL BD MKT INDEX FD	321	Mutual Funds	3,155
SOUND SHORE FUND	3,098	Mutual Funds	121,393
STRATTON SMALL CAP VALUE FUND	136	Mutual Funds	6,609
STREETTRACKS INDEX SHS	300	Mutual Funds	16,290
T ROWE PRICE CAPITAL APPRECIATION FD	1,204	Mutual Funds	24,822
T ROWE PRICE GROWTH STOCK FUND	469	Mutual Funds	14,847
T ROWE PRICE INTERNATIONAL BOND FUND	1,893	Mutual Funds	18,340
T ROWE PRICE INTL EUROPEAN STOCK FD	154	Mutual Funds	3,105
T ROWE PRICE INTL STOCK FD	2,324	Mutual Funds	39,105
T ROWE PRICE LATIN AMERICA FUND	592	Mutual Funds	22,351
T ROWE PRICE MEDIA & TELECOM FUND	211	Mutual Funds	9,094
T ROWE PRICE REAL ESTATE FUND	507	Mutual Funds	12,841
TEMPLETON EMERGING MKT FD	720	Mutual Funds	13,189
TEMPLETON FOREIGN FD CL A	970	Mutual Funds	13,236
TEMPLETON FOREIGN FUND CLASS A	2,458	Mutual Funds	33,532
TEMPLETON GLOBAL INCOME FD INC	1,776	Mutual Funds	16,846
TEMPLETON WORLD FD CL A	2,253	Mutual Funds	43,749
THIRD AVE REAL ESTATE VALUE FD	324	Mutual Funds	11,215
THIRD AVENUE VALUE FUND	495	Mutual Funds	29,433
THOMPSON PLUMB GROWTH FUND	368	Mutual Funds	18,002
TORRAY FUND	548	Mutual Funds	22,782

WILLIS 401(k) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
TURNER CORE GROWTH FUND	1,483	Mutual Funds	18,186
TWEEDY BROWNE GLOBAL VALUE FD	27	Mutual Funds	850
U S GLOBAL REGENT EASTERN EUROPEAN	723	Mutual Funds	32,862
VAN WAGONER POST VENTURE FD	406	Mutual Funds	1,105
VANGUARD 500 INDEX FD INVESTOR SHS	1,090	Mutual Funds	142,285
VANGUARD CONV SECS FD	4,098	Mutual Funds	55,893
VANGUARD DEVELOPED MKTS INDEX	4,422	Mutual Funds	55,625
VANGUARD EMERGING MKTS STOCK INDEX	649	Mutual Funds	15,758
VANGUARD GNMA FUND INVESTOR SHS	6,629	Mutual Funds	67,686
VANGUARD GROWTH & INCOME	530	Mutual Funds	18,957
VANGUARD HEALTH CARE FUND	217	Mutual Funds	31,630
VANGUARD HIGH-YIELD CORPORATE FD	3,209	Mutual Funds	19,959
VANGUARD INFLATION PROTECTED SEC FD	1,229	Mutual Funds	14,481
VANGUARD INTERNATIONAL VALUE PORT	408	Mutual Funds	16,470
VANGUARD INTL GROWTH PORTFOLIO	797	Mutual Funds	19,023
VANGUARD REIT INDEX FUND	875	Mutual Funds	22,395
VANGUARD SMALL CAP GROWTH INDEX FD	736	Mutual Funds	13,505
VANGUARD TOTAL BD MARKET INDEX FD	4,871	Mutual Funds	48,662
VANGUARD TOTAL INT’L STOCK INDEX FD	2,556	Mutual Funds	45,163
VANGUARD TOTAL STOCK MARKET INDEX FD	330	Mutual Funds	11,244
VANGUARD VALUE INDEX FUND	529	Mutual Funds	14,067
VANGUARD WELLESLEY INCOME FUND	844	Mutual Funds	18,405
VANGUARD WELLINGTON FUND	826	Mutual Funds	26,787
VANGUARD WINDSOR FUND	298	Mutual Funds	5,563
VANGUARD WINDSOR II PORTFOLIO	428	Mutual Funds	14,872
WEITZ VALUE PORTFOLIO	1,108	Mutual Funds	44,617
WELLS FARGO INTL EQUITY	60	Mutual Funds	1,028
WELLS FARGO LARGE CO GROWTH FD CL A	65	Mutual Funds	3,415
WF ADVANTAGE GOVT SECURITIES	588	Mutual Funds	6,073
WF ADVANTAGE GROWTH	247	Mutual Funds	5,604
WHITE OAK GROWTH STOCK	1,543	Mutual Funds	49,777
WILLIAM BLAIR INTL GRWTH FD N	246	Mutual Funds	6,817
WILLIAM BLAIR SMALL-CAP GROWTH FD N	206	Mutual Funds	5,239
WILSHIRE LG CO GROWTH — IVESTMNT	236	Mutual Funds	8,532
ALLIANCEBERNSTEIN HLDG	100	Shares of Other Assets	8,040
ENERGY TRANSFER PARTNERS	75	Shares of Other Assets	4,058
ENTERPRISE PRD PRTNRS L P	275	Shares of Other Assets	7,970
MAGELLAN MIDSTREAM PTNRS	250	Shares of Other Assets	9,650
PLAINS ALL AMERN PIPELINE L P	221	Shares of Other Assets	11,297
ISHARES MSCI AUS IDX FDF	725	Units of Investment Trusts	17,028
ISHARES MSCI AUSTRIA	280	Units of Investment Trusts	10,357
ISHARES MSCI EMERGING MKTS INDX FD	630	Units of Investment Trusts	71,927
ISHARES MSCI JPN IDX FDF	2,200	Units of Investment Trusts	31,262
ISHARES RUSSELL MIDCAP	100	Units of Investment Trusts	10,307
ISHARES S&P SMALLCAP 600 GROWTH FD	100	Units of Investment Trusts	12,796
ISHARES S&P SMALLCAP 600 VALUE INDEX	65	Units of Investment Trusts	4,897
ISHARES TR COHEN & STEER	200	Units of Investment Trusts	20,060
ISHARES TR DJ US HLTHCARE	225	Units of Investment Trusts	14,922
ISHARES TR MSCI EAFE FD	731	Units of Investment Trusts	53,507
ISHARES TR NASDAQ BIOTECH INDEX FD	275	Units of Investment Trusts	21,384
ISHARES TRUST INDEX FUND	1,186	Units of Investment Trusts	132,180
NASDAQ 100 SHARES	1,025	Units of Investment Trusts	44,251
PROSHS ULTRASHORT DOW30	100	Units of Investment Trusts	5,715
SECTOR SPDR TR	575	Units of Investment Trusts	15,019
SECTOR SPDR TR CON SVCS	101	Units of Investment Trusts	3,384
SPDR S&P DIVIDEND ETF	250	Units of Investment Trusts	15,463
SPDR S&P OIL & GAS EQUIP SERVICES	325	Units of Investment Trusts	9,565
SPDR TRUST UNIT SER 1 EXP 1/22/2118	317	Units of Investment Trusts	44,864
STREETTRACKS DJ WILSHIRE MID CAP FD	700	Units of Investment Trusts	39,466
STREETTRACKS GOLD TRUST	500	Units of Investment Trusts	31,605
VANGUARD INDEX FUNDS	376	Units of Investment Trusts	24,535
VANGUARD INDEX FUNDS	976	Units of Investment Trusts	56,471

WILLIS 401(k) RETIREMENT SAVINGS PLAN
(formerly Willis North America Inc. Financial Security Partnership Plan)
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
VANGUARD INTL EQUITY INDEX FD	308	Units of Investment Trusts	23,836
VANGUARD TOTAL STOCK MKT	307	Units of Investment Trusts	42,987
* PARTICIPANT LOANS RECEIVABLE		Participant notes receivable bearing interest
		ranging from 5% to 10.5% and maturity dates
		ranging from January 15, 2007 to November 11, 2021	3,559,541

			$291,923,241

*	Indicates party-in-interest

**	Cost information is not required for participant-directed investments and, therefore, is not included.